June 10, 2010

United States Securities & Exchange Commission

ATTN:  Briccio Barrientos

Senior Accountant, Branch 17

Washington, DC  20549

RE:

Clarity Fund, Inc.

File Nos. 811-22372 and 333-163877

Dear Mr. Barrientos:

This letter is submitted in response to your oral comments on Pre Effective Amendment No. 1 made to me on May 24 and supplemented on June 9.

Item 4 Summary Principal Investment Strategies and Principal Risks

You had suggested we delete risks relating to put and call options, leverage and stock index futures from the summary section of the Prospectus.  After reflecting on your comments and review of other current prospectuses of other funds, we intend to revise the Item 4 Summary Principal Risk section portion of the Prospectus by deleting these risks and several others which do not appear to be significant enough to be reflected in this “summary” section. We also intend to make a couple of other minor changes in the summary Principal Investment Strategies section.  We then reviewed and made some limited revisions to the Item 9 Principal Investment Strategies disclosure in the Fund Details section of the Prospectus.

We have revised the disclosures required by Item 5 under the heading MANAGEMENT following the summary Principal Risks section to provide that Mr. Peyton and Mr. Martin as the portfolio managers work as a team.  The disclosure here appears to us to conform to the requirements of Item 5(b).  We then revised the detailed disclosure required by Item 10(a)(2) for the portfolio managers in the subsequent section titled MANAGEMENT to reflect the portfolio managers current titles and length of service with the Adviser and to also reflect that they act as a team in managing the Fund.

The Clarity Fund, LLC is a separate account of the Adviser that has been managed with similar investment objectives and policies as those described for the registrant.  With respect to the prior performance disclosure regarding the Clarity Fund, LLC, we have added the requested disclosure that if this other account managed by the Adviser had the expenses of the Registrant, the performance would be less.

I have provided a draft of the pages from the Prospectus reflective of these proposed changes and some other minor changes that we are making to assist you in your further review of this. It is marked to show the changes.

Please advise of any further comments as soon as possible.

Yours very truly,

JOHN C. MILES

For the Firm

Enc.

cc:

Brad Peyton

Mary Pitcher

PRINCIPAL INVESTMENT STRATEGIES

The Fund seeks to achieve its objective by investing primarily in common stocks and a variety of securities convertible into common stocks such as rights, warrants, convertible preferred stock and convertible bonds. The Fund may also invest in other mutual funds, including stock index and exchange traded funds, put and call options, commodities contracts and futures transactions such as stock index futures, may use leverage by borrowing money or purchasing securities on margin and engaging in short selling of securities (including short sales of exchange-traded funds).

The Fund’s investment strategy (which is called “value investing”) is to invest primarily in the securities of businesses that are trading at significant discounts to the Investment Adviser’s assessment of the intrinsic (business or private market) value of the business.

As a non-diversified fund, the Fund will generally hold fewer securities, that is, a more concentrated portfolio. While the Fund may be considered a “multi-cap” fund, in that it can invest in issuers of any market capitalization, the Fund will generally hold companies with smaller capitalizations.

The Investment Adviser does not try to “time” the market. If there is cash available for investment and there are not securities which meet the Fund’s investment criteria or if the Investment Adviser determines that market conditions warrant, the Fund may invest without limitation in cash and cash equivalents such as money market fund shares and repurchase agreements on U.S. Government securities or other high quality fixed income securities for temporary defensive purposes. In the event that the Fund takes such a temporary defensive position, it may not achieve its investment objective during this temporary period.

PRINCIPAL RISKS

You should be aware that an investment in the Fund involves certain risks, including among others, the following:

•

Price of Fund Shares Will Fluctuate.  As with any other mutual fund, the share price of the Fund will fluctuate daily depending on the value of the securities it owns and general market conditions and other factors. You may lose money if you invest in the Fund.

•

Investment in Undervalued Securities.  Undervalued securities are usually out of favor with investors and there is no way to predict when, if ever, the securities may return to favor. Therefore, investors should purchase shares of the Fund only if they intend to be patient long-term investors.

•

Smaller Company Risk. Small capitalization companies do not have the size, resources or other assets of large capitalization companies. The share prices of small capitalization issuers can fluctuate more than those of larger companies and they may not necessarily correspond to changes in the stock market in general.

•

Non-diversified Risk.  Because the Fund is non-diversified, it will likely have larger positions in fewer companies or industries than a diversified fund. A concentrated portfolio is more likely to experience significant fluctuations in value, exposing the Fund and its shareholders to a greater risk of loss in any given period than a diversified fund.

•

Failure to Meet Investment Objective. There can be no assurance that the Fund will meet its investment objective.

FUND DETAILS

INVESTMENT OBJECTIVE

The investment objective of the Fund is capital appreciation. The investment objective of the Fund can be changed without a shareholder vote.

PRINCIPAL INVESTMENT STRATEGIES

The Fund seeks to achieve its objective by investing primarily in common stocks and a variety of securities convertible into common stocks such as rights, warrants, convertible preferred stock and convertible bonds. The Fund may also invest in put and call options, commodities contracts and futures transactions such as stock index futures, may borrow money, purchase securities on margin and engage in short selling of securities (including short sales of exchange-traded funds). The Fund may invest in the securities of other investment companies, which may include stock index and exchange-traded funds. The Fund may invest in the equity securities of issuers of all sizes, including small capitalization companies (which are those with a market capitalization of less than $2 billion). The Fund may also invest in other securities of a company not convertible into common stock, such as bonds and preferred stock, which the Investment Adviser determines may offer the opportunity for capital appreciation. Such convertible or non-convertible securities may be investment grade, non-investment grade or unrated. The Fund considers long-term capital gains preferable to short-term capital gains and dividend and interest income, but all such gains and income are acceptable.

The Fund’s investment strategy (which is called “value investing”) is to invest primarily in the securities of businesses that are trading at significant discounts to the Investment Adviser’s assessment of the intrinsic (business or private market) value of the business. In implementing this strategy the Investment Adviser attempts to:

•

Identify companies which business it understands and which it believes have honest, competent management;

•

Determine the price that an informed, rational buyer at arms length would pay for 100% of the businesses; and then

•

If available, buy securities of those businesses at prices that are a significant discount to the “business value” or “private market value” of the businesses.

Central to the calculation of business value is an estimate of the present value of the right to receive all of the cash that a business will generate for its owners in the future. The valuation may focus on asset values, earning power, the intangible value of a company’s “franchise” in its market or a combination of these variables, depending on the nature of the business. It is hoped that the stock price will rise as the value of the business grows and as the valuation discount narrows. However, even if the analysis of business value is correct, the stock price may fail to reflect this value.

As a non-diversified fund, the Fund will generally hold fewer securities, that is, a more concentrated portfolio. While the Fund may be considered a “multi-cap” fund, in that it can invest in issuers of any market capitalization, the Fund will generally hold companies with smaller capitalizations.

The Investment Adviser does not try to “time” the market. If there is cash available for investment and there are not securities which meet the Fund’s investment criteria or if the Investment Adviser determines that market conditions warrant, the Fund may invest without limitation in cash and cash equivalents such as money market fund shares and repurchase agreements on U.S. Government securities or other high quality fixed income securities for temporary defensive purposes. In the event that the Fund takes such a temporary defensive position, it may not achieve its investment objective during this temporary period.  The Fund may hold a substantial portion of its assets in cash and equivalents at times.

RISKS OF INVESTING IN THE FUND

You should be aware that an investment in the Fund involves certain risks.  The principal risks of the Fund set forth in the Summary section of of this prospectus are discussed in more detail below which also includes some additional risks.

•

Price of Fund Shares Will Fluctuate.  As with any other mutual fund, the share price of the Fund will fluctuate daily depending on the value of the securities it owns and general market conditions and other factors. You may lose money if you invest in the Fund.

•

Investment in Undervalued Securities.  Undervalued securities are usually out of favor with investors, and there is no way to predict when, if ever, the securities may return to favor. Therefore, investors should purchase shares of the Fund only if they intend to be patient long-term investors.

•

Smaller Company Risk. Small capitalization companies do not have the size, resources or other assets of large capitalization companies. The share prices of small capitalization issuers can fluctuate more than those of larger companies and they may not necessarily correspond to changes in the stock market in general.

•

Non-diversified.  Because the Fund is non-diversified, it will likely have larger positions in fewer companies or industries than a diversified fund. A concentrated portfolio is more likely to experience significant fluctuations in value, exposing the Fund and its shareholders to a greater risk of loss in any given period than a diversified fund.

•

Failure to Meet Investment Objective. There can be no assurance that the Fund will meet its investment objective.

•

Interest Rate Risk. The market value of a fixed income security is significantly affected by changes in interest rates. Rising (falling) interest rates generally accompany a decrease (increase) in the prices of such securities. Generally, the longer the average maturity of the bonds in the Fund’s investment portfolio, the more the Fund’s share price will fluctuate in response to interest rate changes.

•

Credit Risk. When a bond is purchased, its anticipated yield is dependent on the timely payment by the issuer of each installment of interest and principal. Lower-rated and unrated bonds, while often having a higher yield than higher-rated bonds, involve an increased possibility that the issuer may not be able to make its payments of interest and principal. During periods of deteriorating economic and market conditions, the market value of lower-rated and unrated bonds may decline due to concerns over credit quality. In addition, the liquidity of such securities may be affected, making it more difficult for a Fund to sell the security.

•

Call Risk. The Fund may invest in corporate bonds, which are generally subject to call risk. Corporate bonds and some securities issued by United States agencies may be called (redeemed) at the option of the issuer at a specific price before reaching their stated maturity date. This risk increases when market interest rates are declining, because issuers may find it desirable to refinance by issuing new bonds at lower interest rates. If a bond held by a Fund is called during a period of declining interest rates, the Fund will likely reinvest the proceeds received by it at a lower interest rate than that of the called bond, causing a decrease in the Fund’s income.

•

Investments in Other Investment Companies. The Fund may invest in the shares of other investment companies, including affiliated and non-affiliated money market funds. Investing in the shares of other investment companies involves the risk that such other investment companies will not achieve their objectives or will achieve a yield or return that is lower than that of the Fund. To the extent that the Fund is invested in the shares of other investment companies, the Fund will incur additional expenses due to the duplication of fees and expenses as a result of investing in investment company shares.

•

Investments in Exchange Traded Funds. The Fund may invest in exchange traded funds (“ETFs”). ETFs that are based on a specific index may not be able to replicate and maintain exactly the composition and relative weightings of securities in the applicable index. ETFs also incur certain expenses not incurred by their applicable index. Additionally, certain securities comprising the index tracked by an ETF may, at times, be temporarily unavailable, which may impede an ETF’s ability to track its index. To the extent that the Fund is invested in the shares of other investment companies, the Fund will incur additional expenses due to the duplication of fees and expenses as a result of investing in investment company shares.

•

Investments in Put and Call Options The Fund may buy and sell put and call options. Call and put options are contracts giving the holder the right to either buy or sell, respectively, a financial instrument at a specified price before a specified time. Put and call options involve a finite expiration date, and thus carry the risk that the Fund could lose its entire investment in those puts and calls which expire worthless.

•

Short Sales.  If the price of a stock sold short increases after the sale, the Fund will lose money because it will have to pay a higher price to repurchase the borrowed stock when it closes its short position. The loss of value on a short sale is theoretically unlimited. The Fund has to borrow the securities to enter into the short sale. If the lender demands the securities be returned, the Fund must deliver them promptly, either by borrowing from another lender or buying the securities. If this occurs at the same time other short sellers are trying to borrow or buy in the securities, a “short squeeze” could occur, causing the stock price to rise and making it more likely that the Fund will have to cover its short position at an unfavorable price.

•

Leverage. The Fund may borrow from banks and pledge its assets in connection with the borrowing. If the interest expense on the borrowings is greater than the income and increase in value of the securities purchased with the proceeds of the borrowing, the use of leverage will decrease the return to the Fund’s shareholders. Use of leverage may also magnify the volatility of the Fund’s returns.

•

Investments in Stock Index Futures Contracts. The Fund may buy and sell stock index futures contracts. A stock index fluctuates generally with changes in the market values of the stocks included in the index. The Fund’s primary purpose in entering into such contracts is to protect it from fluctuations in the value of securities without actually buying or selling the underlying security. Futures transactions involve brokerage costs and require the Fund to segregate liquid assets to cover its performance under such contracts. The Fund’s overall performance could be adversely affected by entering into such contracts if the Adviser’s judgment with respect to the investment proves incorrect.

•

Leverage ETF Risk.  The Fund may invest in other registered investment companies, such as mutual funds and/or ETFs, and the value of your investment will fluctuate in response to the performance of the underlying funds to the extent they are included in the Fund. In addition, investing through the Fund in an underlying portfolio of funds involves certain additional expenses and certain tax results that would not arise if you invested directly in the Underlying Funds. By investing indirectly in Underlying Funds through the Fund, you will bear not only your proportionate share of the Fund’s expenses (including operating costs and investment advisory, 12b-1 and administrative fees), but also, indirectly, similar expenses and charges of the Underlying Funds, including short term redemption charges. In addition, to the extent these Underlying Funds trade their portfolios actively; they will incur higher brokerage commissions as well as increased realization of taxable gains. The Fund may also invest as a secondary strategy, in leveraged exchange-traded funds.  When the Fund invests in Underlying Funds that use margin, leverage, short sales and other forms of financial derivatives, such as options and futures, an investment in the Fund may be more volatile than investments in other funds. Furthermore, the strategy of investing in Underlying Funds could affect the timing, amount and character of distributions to you and therefore may increase the amount of taxes payable by you. The Fund intends to purchase Underlying Funds that are either no-load or waive the sales load for purchases made by the Fund. The Funds will not purchase Underlying Funds that charge a sales load upon redemption, but the Fund may purchase Underlying Funds that have an early redemption fee of up to 2%. In the event that an Underlying Fund charges a redemption fee, then you will indirectly bear the expense by investing in the Fund.

In making investment decisions, the Investment Adviser distinguishes between security price volatility and the risk of permanent loss of capital.  Some of the securities the Fund owns may be volatile.  The Fund focuses on long-term total return (income plus capital gains); we are not as concerned with short-term volatility.

We are concerned with the risk of permanent loss of capital. We believe that by focusing on the value of the underlying business and being disciplined about buying stocks only when they appear to be selling below the company’s business value, we enjoy a margin of safety. The margin of safety reduces, but does not eliminate, risk. We will make mistakes in measuring value, business values may deteriorate after we buy, and securities may sell below their business values indefinitely, so we cannot avoid incurring losses. Also, since our investment approach leads us to invest in securities, which are not currently popular, the Fund is subject to extended periods during which their stocks may under-perform others and/or display volatile price movements.

MANAGEMENT

Clarity Capital Management, Inc. is the Fund’s investment adviser.   The Portfolio Managers of the Fund are Bradley R. Peyton and Sayer P. Martin who work as a team. Bradley R. Peyton has been President and Chief Investment Officer of Clarity Capital Management, Inc. since its inception in 2008.   He has also been President and Chief Investment Officer of Clarity Asset Management, Inc. since 1997. Sayer P. Martin, CFA, has been a Portfolio Manager for Clarity Capital Management, Inc. since 2008 and for Clarity Asset Management, Inc. since 2005.

Performance of the Adviser Managing Accounts Similar to the Fund

The Investment Adviser has been the investment adviser to the Clarity Fund, LLC, a private investment fund since its inception on February 4, 2008.  The Clarity Fund, LLC’s investment objectives, policies and restrictions are essentially equivalent to those of the Fund.  The Clarity Fund, LLC was managed at all times with full investment authority by the Investment Adviser.

The performance information provided below for the Clarity Fund, LLC is presented after deducting all investment adviser, custodial and other fees and expenses. While the Clarity Fund, LLC has been managed by the Investment Adviser according to materially equivalent investment objectives, policies and restrictions, the Clarity Fund, LLC has not been subject to the certain investment restrictions, diversification and tax requirements imposed by Investment Company Act of 1940 or the Internal Revenue Code for a registered mutual fund, which if applicable, might have adversely affected the performance of the Clarity Fund, LLC. In addition, if the Clarity Fund, LLC was subject to the expenses incurred by the Fund, its performance would be less than that indicated.  In considering the information set forth below you should also remember that the past performance of the Investment Adviser in managing a related account like the Clarity Fund, LLC is not an indication of how the Fund may or will perform in the future.

Portfolio Managers of the Fund

Bradley R. Peyton, JD, CLU, ChFC, CMFC

Bradley R. Peyton has been President and Chief Investment Officer of Clarity Capital Management, Inc. since its inception in 2008.   He has also been President and Chief Investment Officer of Clarity Asset Management, Inc. since 1997.   Mr. Peyton received his B.S. degree from Iowa State University in 1979 and his law degree from the University of Iowa College of Law in 1984. He practiced with the law firm of Nyemaster, Goode, McLaughlin, Emery and O’Brien, Des Moines, Iowa, from 1984-86, focusing primarily in the areas of business, taxation and qualified retirement plans. In 1986 he joined the Farm Bureau Family of Financial Planning Services, West Des Moines, Iowa, where he served as Chief Investment Counsel until 1992. Mr. Peyton served in executive capacities in various privately held businesses until he formed Clarity Asset Management, Inc. in 1997. Mr. Peyton is a Chartered Financial Consultant of the American College (1989) and a Chartered Mutual Funds Counselor of the College for Financial Planning (1999).

Sayer P. Martin, CFA

Sayer P. Martin, CFA, has been a Portfolio Manager for Clarity Capital Management, Inc. since 2008 and for Clarity Asset Management, Inc. since 2005.   Mr. Martin graduated cum laude with a BSBA in Finance and an Entrepreneurship minor from Creighton University in Omaha, Nebraska.  In 2001, he co-founded an investment partnership, Sagacious Investments, for which he served as President for three years.  In 2003, Mr. Martin joined Ameritrade, Inc., and in early 2004 took a position with Orion Advisor Services, LLC.  With Orion, he provided performance and custom reporting services to various investment advisors across the United States.  In late 2004, he transferred within the company to CLS Investment Firm, LLC.  Prior to joining Clarity, Mr. Martin served as the youngest member of a portfolio management team overseeing nearly $2 billion in assets, working in Portfolio Administration and Analyst capacities. Mr. Martin is a CFA charterholder and is a member of CFA Institute and the CFA Society of Iowa.

Mr. Peyton and Mr. Martin act as a team in managing the Fund and make investment decisions jointly.